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                                                                                EXHIBIT 99.0

                  WASHINGTON GAS LIGHT COMPANY AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                        Twelve Months Ended June 30, 2000
                                   (Unaudited)

                             (Dollars in Thousands)
FIXED CHARGES
     Interest Expense                                                           $     41,347
     Amortization of Debt Premium, Discount and Expense                                  456
     Interest Component of Rentals                                                        12
                                                                                ------------
         Total Fixed Charges                                                    $     41,815
                                                                                ============

EARNINGS
     Net Income                                                                 $     85,500

         Add:
                Income Taxes Applicable to Utility Operating Income                   46,904
                Income Taxes Applicable to Non-Utility Operating Income                4,204
                Income Taxes Applicable to Other Income (Expenses)--Net                 (883)
                Total Fixed Charges                                                   41,815
                                                                                ------------
         Total Earnings                                                         $    177,540
                                                                                ============

Ratio of Earnings to Fixed Charges                                                       4.2
                                                                                ============
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